O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, NY 10036	T: +1 212 326-2000 F: +1 212 326-2061 omm.com	File Number: 0255997-00004

VIA EDGAR

August 28, 2023

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Faraday Future Intelligent Electric Inc.

Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Forms S-3

Filed on June 28, 2023

File No. 333-272354

Dear Mr. Ecker, Mr. Kruczek:

On behalf of our client, Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 6, 2023 regarding the Company’s Amendment No. 1 to Registration Statement on Forms S-3 filed via EDGAR to the Commission on June 28, 2023 (the “ Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the Company’s Amendment No. 2 to the Registration Statement on Form S-3 (the “Second Amended Registration Statement”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 1 to Registration Statement on Forms S-3 filed on June 29, 2023

General

1.	We note your response to prior comment 1. Considering the renegotiation of the terms of a price placement while the underlying securities were the subject of this resale registration statement, please revise to remove from registration the securities related to the Unsecured SPA.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed registration the securities related to the Unsecured SPA.

If you have any questions regarding the Second Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com.

Very truly yours,

/s/ Jeeho M Lee

cc:

Xuefeng Chen, Chief Executive Officer, Faraday Future Intelligent Electric Inc.

Jeeho Lee, Partner, O’Melveny & Myers LLP

Michelle Earley, Partner, O’Melveny & Myers LLP